March 28, 2013

VIA ELECTRONIC FILING

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-5546

Att:	Lyn Shenk
Branch Chief

Re:	Scholastic Corporation Form 10-K for Fiscal Year Ended May 31, 2012 Filed July 27, 2012 Form 10-Q for Fiscal Period Ended November 30, 2012 Filed January 2, 2013 File No. 000-19860

Ladies and Gentlemen:

We have received your comment letter, dated March 7, 2013, regarding the above-referenced reports filed by Scholastic Corporation ("Scholastic" or the "Company") under the Securities Exchange Act of 1934. Set forth below is a response to each of the Staff's comments contained therein.

Form 10-K for Fiscal Year Ended May 31, 2012

Management's Discussion and Analysis

Results of Operations – Segments, page 24

SEC Staff Comment No. 1

1.	In regard to the discussion of segment operating income, please quantify each factor cited as a cause of a variance between periods when multiple factors are cited so that investors may understand the magnitude and relative impact of each. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Comment 1 Response

The Company acknowledges the Staff's comment and the requirements of section 501.04 of the Codification of Financial Reporting Releases to quantify the factors that materially impact the Company's consolidated and segment results.

In the Company's Management's Discussion and Analysis (MD&A), the Company currently provides the primary drivers of the change. In future filings, beginning with the Company's Quarterly Report on Form 10-Q for the period ended February 28, 2013, the Company will provide the magnitude and relative impact of the material factors consistent with the requirements of section 501.04 of the Codification of Financial Reporting Releases.

SEC Staff Comment No. 2.

2.	We note that operating margins of your segments vary materially between comparable periods. It appears that cost of goods sold is material to segment results, and that variances in these costs contribute to the variability in segment operating income and margins. However, there is no discussion of cost of goods sold as it relates to your segments. Please revise your disclosure to quantify and analyze changes in cost of goods sold on a stand-alone basis for each segment, in addition to and complementary with your current disclosure in the context of segment operating income. In your revised disclosure, please quantify and discuss the significant components of costs of goods sold, such as product, service and production costs, royalty costs, prepublication and production amortization and postage, freight, fulfillment and any other costs to the extent material to the change in cost of goods sold. Please provide us with a copy of your intended revised disclosure.

Comment 2 Response

The Company acknowledges the staff's comments and agrees that the presentation and discussion of cost of goods sold for each reportable segment will enhance the reader's understanding of the Company's results of operations. The Company will augment the table presented for each segment to include: Cost of goods sold (exclusive of depreciation and amortization); Depreciation and amortization; and Other operating expenses (which includes SG&A, Severance, Bad debt expense and, where applicable, Asset impairments). Additionally, the Company will discuss the magnitude and relative impact of the material cost of goods sold changes consistent with the requirements of section 501.04 of the Codification of Financial Reporting Releases. Below is an example of the revised table and related disclosures for the Company's Educational Technology and Services segment for the three and nine month periods ended February 28, 2013 as it will be included in the Quarterly Report on Form 10-Q to be filed with the Securities and Exchange Commission for such periods:

Educational Technology and Services

	Three months ended				Nine months ended
($ amounts in millions)	February 28, 2013	February 29, 2012	$ change	% change	February 28, 2013	February 29, 2012	$ change	% change

Revenues	$41.8	$40.0	$1.8	4.5%	$174.0	$202.0	$(28.0)	-13.9%
Cost of goods sold (exclusive of depreciation and amortization)	18.9	19.3	(0.4)	-2.1%	65.7	69.7	(4.0)	-5.7%
Other operating expenses **	26.2	26.4	(0.2)	-0.8%	80.9	84.0	(3.1)	-3.7%
Depreciation and amortization	0.3	0.2	0.1	50.0%	0.9	0.9	-	0.0%

Operating income (loss)	$(3.5)	$(5.9)	$2.4	-40.7%	$26.6	$47.5	$(20.9)	-44.0%

Operating margin	*	*			15.3%	23.5%

* Not meaningful
**	Other operating expenses include selling, general and administrative expenses, bad debt expenses and asset impairments where applicable.

Revenues in the Educational Technology and Services segment for the quarter ended February 28, 2013 increased by $1.8 million, or 4.5%, to $41.8 million, compared to $40.0 million in the prior year fiscal quarter, which was attributable to increased revenues of $1.7 million in the Math Solutions business. Revenues for the nine months ended February 28, 2013 decreased by $28.0 million, or 13.9%, to $174.0 million, compared to $202.0 million in the prior fiscal year period, primarily related to decreased sales of curriculum educational technology products of $33.0 million, due to lower spending by school districts, as well as a significant sale of adoption product in Texas in the prior year period. In addition, the prior year periods benefited from higher revenues related to the launch of READ 180 Next Generation. The decrease for the nine month period ended February 28, 2013 was partially offset by higher revenues in the Company's Math Solutions and consulting businesses of $6.0 million associated with training and consulting for Common Core standards, as the Company meets this increased demand.

Cost of Goods Sold (exclusive of depreciation and amortization) for the quarter ended February 28, 2013 decreased to $18.9 million, or 45.2% of revenues, compared to $19.3 million, or 48.3% of revenues for the prior year fiscal quarter. The prior fiscal period includes accelerated amortization of one of the Company's Educational Technology and Services products. Cost of Goods Sold (exclusive of depreciation and amortization) decreased to $65.7 million, or 37.8% of revenues, compared to $69.7 million, or 34.5% of revenues, for the nine months ended February 28, 2013. The increase in Cost of Goods Sold (exclusive of depreciation and amortization) as a percentage of revenues was primarily due to a shift in revenues from higher margin product sales to lower margin service revenues.

Other operating expenses for the quarter ended February 28, 2013 remained relatively flat compared to the prior fiscal period. Other operating expenses for the nine months ended February 28, 2013 decreased by $3.1 million, to $80.9 million, compared to $84.0 million for the prior fiscal year period. The decrease was related to lower commission expense of $2.6 million resulting from the lower revenues as well as lower promotion spending of $0.7 million.

Segment operating loss for the quarter ended February 28, 2013 decreased to a loss of $3.5 million, compared to a loss of $5.9 million in the prior fiscal year period. The lower loss was attributable to the increased revenue. Segment operating income for the nine months ended February 28, 2013 decreased by $20.9 million, or 44.0%, to $26.6 million, compared to $47.5 million in the prior fiscal year period. The decrease was primarily related to the lower revenues discussed above.

Children's Book Publishing and Distribution, page 24

SEC Comment No. 3

3.	Please clarify for us and in your disclosure the last sentence in the first paragraph on page 25 that states "During fiscal 2012, the number of book club sponsors declined slightly; however, the Company continues to utilize promotional costs and sponsor incentive programs to optimize the profitability from its sponsor base." In this regard, it would appear that promotional costs and incentive programs create additional costs or offsets to revenue that would reduce profitability.

Comment 3 Response

The Company's book clubs channel employs promotional costs and incentive programs on a routine basis, analogous to advertising costs. These programs and their associated costs can be apportioned and targeted at various sponsor groups within the sponsor base. The Company applies a higher portion of the resources allocated for promotional and incentive activity to those sponsors whose ordering histories are expected to return the highest levels of profitability. This targeted allocation of the pool for promotional and incentive spending may result in the loss or dormancy of less profitable sponsors, but is intended to result in higher total profitability for the book clubs channel. The Company will include such additional disclosure clarification, when relevant, in future filings.

International, page 26

SEC Comment No. 4

4.	You state that the increase in fiscal 2011 segment operating income from fiscal 2010 was due to "favorable results in the company's Australia operations." When providing such disclosure, please discuss the reason for the favorable results, and provide appropriate analysis of any associated factors.

Comment 4 Response

The Company acknowledges the Staff's comment and the requirements of section 501.04 of the Codification of Financial Reporting Releases to discuss and quantify the factors that materially impact the Company’s consolidated and segment results. In the instance cited by the Staff, Australia's results were favorably impacted in the period by higher trade sales of $10.7 million driven primarily by the success of The Hunger Games trilogy. Future filings will include such disclosures.

Liquidity and Capital Resources, page 27

SEC Comment No. 5

5.	With respect to your discussion of operating, investing and financing activities, please include an analysis that covers the three year period covered by the financial statements. For example, there is no analysis between fiscal 2011 and fiscal 2010. Refer to instruction 1 of Item 303(A) of Regulation S-K.

Comment 5 Response

The Company acknowledges the Staff's comments and the requirements of Item 303(A) of Regulation S-K, and will include in future filings a comparative discussion and analysis to cover the three-year period covered by the financial statements, using year-to-year comparisons and any other formats that in the Company's judgment enhance a reader's understanding of the Company's liquidity and capital resources.

Note 1. Description of the Business, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Inventories, page 42

SEC Comment No. 6

6.	We note in fiscal 2012 you changed the estimate for inventory obsolescence and recorded an increase to the reserve of $17.9 million. Please tell us when the change in estimate was made and the nature and specific timing of the changes in facts and circumstances that resulted in the change in estimate.

Comment 6 Response

The Company recognized an increase in obsolete inventory reserves of $17.9 million in the fourth quarter of fiscal 2012, having experienced significant changes within the children's book business during the fourth quarter. Factors impacting the Company's recognition of the increase in obsolete inventory reserves include the following:

☐	The rapid acceptance of eBooks in the children's and young adult's markets became evident and demonstrable to the Company. For example, in the quarter ended May 31, 2012, units of eBooks exceeded units of print books sold for the Company's Hunger Games trilogy.
☐	The Company launched its new eReading application, Storia, for commercial purposes on September 10, 2012, following the fourth quarter fiscal 2012 launch of a beta version of Storia, which supported the potential for Storia to provide a significant revenue stream for the Company. Based on the eBook trends which emerged during fiscal 2012, the Company carefully reviewed inventory in the context of its expectation that eBooks sold via Storia would replace a portion of the Company's print revenues in periods beyond fiscal 2013.
☐	Book clubs revenues in fiscal 2012 declined 12% as compared to fiscal 2011 for the full year, and the fourth quarter of fiscal 2012 declined 20% as compared to the same period in fiscal 2011, compelling the Company to focus on a more limited product offering within this channel for future periods, rendering certain older titles obsolete.
☐	Destruction and donation of inventory increased 40% from fiscal 2011 to fiscal 2012, consistent with the aforementioned market conditions.
☐	The Company has historically used warehouse sales, at which the Company's products are sold at substantial discounts, to reduce inventory levels of older product. As of May 31, 2012, the Company expected to limit these warehouse sales, which was expected to result in higher obsolescence of inventory.

The Company considered the above mentioned market conditions, and accordingly changed the estimated reserve for obsolete inventory as of May 31, 2012.

Note 9. Taxes

Non-Income Taxes, page 59

SEC Comment No. 7

7.	You disclose that in the third quarter of fiscal 2012 you recorded accruals of $19.7 million based on the current status of sales tax assessments in two jurisdictions. We did not note any disclosure in the second quarter fiscal 2012 Form 10-Q of the reasonably possible loss or range of loss, inability to estimate a loss, or any indication of existing potential material issues in regard to sales taxes. Please explain to us the following:
☐	The nature and specific timing of the triggering events that resulted in recognizing the $19.7 million accrual in the third quarter;

Comment 7 (part 1) Response

The Company reviews its likelihood of liability for state-based sales and use taxes on a quarterly basis, taking into account current state audits and assessments and any related proceedings. Such review is conducted on a state-by-state basis, and each jurisdiction is reviewed independently for purposes of determining the requisite disclosures and accruals. A review of the following events during the preparation of the Company's financial statements for the quarter ended February 28, 2012 resulted in a $19.7 million accrual:

a)	On May 26, 2011, the Chancery Court of Tennessee determined that the Company's subsidiary, Scholastic Book Clubs, Inc. ("SBC"), was not liable for the imposition of Tennessee sales and use tax in connection with its sales of books and other products through its book club business activities in Tennessee. Subsequently, on January 20, 2012, the Court of Appeals of Tennessee reversed the decision of the Chancery Court.
b)	On April 9, 2009, the Superior Court of Connecticut issued a Memorandum of Decision determining that SBC was not liable for the imposition of Connecticut sales and use tax in connection with its sales of books and other products through its book club business activities in Connecticut. Subsequently, on March 27, 2012, the Supreme Court of the State of Connecticut reversed the decision of the Superior Court.

These two decisions in Tennessee and Connecticut unexpectedly reversed lower court decisions in those states and were contrary to other established precedent. The Tennessee Court of Appeals decision occurred in the third quarter of fiscal 2012 and the Connecticut Supreme Court decision occurred in the fourth quarter, but before the issuance of the Company's financial statements covering the third quarter. As a result of these decisions, the Company determined that a loss of $19.7 million for the subject sales and use taxes in respect of Tennessee and Connecticut was probable. The basis for this determination and amount is explained in the responses below.

☐	How the company accrued for this amount when there was no reasonably possible loss or range of loss disclosed in the second fiscal quarter;

Comment 7 (Part 2) Response

Due to the favorable court decisions in Tennessee and Connecticut, the Company had not considered a loss in respect of sales and use taxes as reasonably possible with respect to those jurisdictions, and therefore there were no disclosures in the second quarter. It was only after the reversal of those favorable decisions, prior to the issuance of the Company's third quarter financial statements, that the $19.7 million was accrued because of the Tennessee and Connecticut higher court reversals referred to in the previous response. Notwithstanding the fact that the Company believes the Tennessee and Connecticut decisions were incorrectly decided as a matter of constitutional law, the accrual was made since the Company believed it was probable that the U.S. Supreme Court would elect not to grant SBC leave (technically, "certiorari") to appeal the decisions based on the low percentage of certiorari petitions which are granted by the U.S. Supreme Court. SBC's petitions to the U.S. Supreme Court for leave to appeal with respect to the Tennessee and Connecticut court decisions were subsequently denied by the U.S. Supreme Court on November 26, 2012 and October 9, 2012, respectively, notwithstanding the conflict in decisions among state courts, but such denial of certiorari does not constitute or imply a determination by the U.S. Supreme Court as to the merits of the case as they relate to the constitutional issues involved.

☐	Why there was no disclosure in the second fiscal quarter required by ASC 275-10-50-9 and 450-20-50-4.b; and

Comment 7 (part 3) Response

The Company had determined, for the reasons discussed in the previous response, that it was not reasonably possible that SBC was liable for sales and use taxes resulting from its book club activities in Tennessee or Connecticut (prior to the higher court decisions in Tennessee and Connecticut reversing the favorable lower court decisions, which provided the triggering event for the accrual). Accordingly, the Company does not believe that the disclosure required by ASC 275-10-50-9 and ASC 450-20-50-4b was applicable in the case of the second quarter of fiscal 2012.

☐	When you became aware that sales tax matters may become material to your results.

Comment 7 (part 4) Response

In various areas of the Company's business, sales and use taxes are applicable and are accrued in the normal course, with adjustments made to such accruals as required in the context of state sales and use tax audits. Since sales and use taxes are applicable in these businesses, they are a part of normal operations and are accrued on a continuous basis as applicable. In its school book clubs business, SBC does remit sales and use tax in those states where the requisite "nexus" is present, which are also similarly accrued in the normal course. Accordingly, while the Company was aware of the materiality of the amounts claimed upon receiving the assessments from Tennessee and Connecticut, since the underlying circumstances in Tennessee and Connecticut did not meet the requisite "nexus" test for the imposition of the tax obligations under the U.S. Constitution's commerce clause and the lower courts ruled in favor of SBC in each case, it was only upon the higher courts' unexpected decisions reversing the lower courts' rulings that the contingencies were determined to be no longer remote and became probable of materially affecting the Company, at which time accruals were made after assessing the likelihood of U.S. Supreme Court review. In each case, the judgment was made based on the particular facts and circumstances relating to the particular jurisdiction involved.

SEC Comment No. 8

8.	In regard to the $19.7 million accrual mentioned above, please explain to us if the accrual is only for the two jurisdictions indicated or if it pertains to all sales tax examinations underway at the time of the accrual. Also, please tell us how you arrived at the amount that was accrued.

Comment 8 Response

The $19.7 million accrual was for the two jurisdictions, Tennessee and Connecticut, following the reversals by the higher courts in those states. Based upon the decisions of those courts that the tax applied, and the Company's assessment of the likelihood of the U.S. Supreme Court granting certiorari, the Company determined it was probable that a liability existed in respect of Tennessee and Connecticut, notwithstanding its belief in the underlying correctness of the Company's position. As a result, the Company accrued for the full amount of sales and use taxes in those jurisdictions, covering the period from the years to which the original assessments applied to the date of the financial statements, including any applicable interest and penalties. SBC is now subject to sales and use taxes in Tennessee and Connecticut as a result of the higher court reversals in those jurisdictions and the refusal of the U.S. Supreme Court to grant certiorari, and the Company now accrues regularly for such taxes in the normal course as previously described above in the responses.

SEC Comment No. 9

9.	You disclose that a number of sales-based tax examinations are ongoing. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please disclose either an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made, pursuant to ASC 450-20-50-4.b. You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate a loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Comment 9 Response

Please see the responses above in answer to item 7. As indicated above, on a quarterly basis the Company reviews its likelihood of liability for state-based sales and use taxes, taking into account all relevant factors including current state audits and assessments and any related proceedings. Since a proceeding in one state does not create precedent binding in another state, the quarterly review must be conducted on a state-by-state basis, and each jurisdiction is reviewed independently for purposes of determining the requisite disclosures and accruals, if any. Where a liability associated with such audits or assessments is probable and can be reliably estimated, the Company makes accruals for these matters, including interest and penalties, which are reflected in the Company's consolidated financial statements. The amount accrued is then adjusted to reflect (i) any payment of taxes, including interest and penalties, during the quarterly period and (ii) any additional liability, determined during the quarterly period, which is considered probable and can be reliably estimated. Where a liability associated with such audits or assessments is reasonably possible (as opposed to probable) and can be reliably estimated, the Company will disclose the facts and circumstances and the range of reasonably possible outcomes. The Company has determined that there are no such reasonably possible liabilities which are not otherwise subject to accrual and accrued at the present time.

Form 10-Q for Fiscal Period Ended November 30, 2012

Notes to the Condensed Consolidated Financial Statements

Note 5. Commitments and Contingencies, page 16

SEC Comment No. 10

10. We note that you continue to disclose that you are currently in the process of settling a Grolier Limited pension plan in effect at the time it ceased operations in fiscal 2008 and evaluating the potential pension liabilities under the plan. You also disclose that you are not in a position to estimate a range of the reasonably possible liability at this time. Please explain to us (1) the effort undertaken on a quarterly basis to attempt to develop the range of reasonably possible loss for disclosure and (2) the specific factors causing the inability to make an estimate and when you expect those factors to be alleviated.

Comment 10 Response

As indicated in the Company's disclosure concerning the Grolier Limited Pension Plan (the "Plan"), Grolier Limited ceased operations in fiscal 2008. Since that time, Grolier Limited has been in wind-down, and, as part of its wind-down activities, has been in the process of working administratively towards a final settlement and termination of the Plan and Grolier Limited's obligations thereunder. The termination of the Plan is subject to resolving an issue which arose in the course of Grolier Limited's wind-down relating to whether the conversion of the Plan from a "defined benefits" to a "defined contribution" plan in 1986 was effective under English law. This issue has developed into a very complex one, and significant time has been required to identify, search for and review old records and documentation, including personnel records, which are no longer readily available (and in some cases have not yet been located) to first determine the underlying facts. This task has been made more difficult since all of the records and relevant actions relate to a time period which was fourteen years prior to the acquisition of Grolier Limited's U.S. parent by the Company in June 2000. The determination of a range of additional potential liabilities to the Company relating to the Plan requires assessments of relevant law and regulation in the United Kingdom relating to pension obligations and actuarial calculations (that depend, in part, upon the documentation referred to above) that could impact potential liabilities, if any. The Company has continuously monitored developments in relation to all of these factors during the course of its discussions with the independent trustees for the Plan. The Company's efforts in this regard have included periodic discussions with its outside counsel on the legal and regulatory issues involved. During this period, because of the interconnection between these issues and the lengthy process of recovery of information, the Company has been unable to develop a meaningful range of reasonably possible loss for disclosure.

As a result of discussions with the independent trustees during the most recent fiscal quarter, the Company believes that it is likely to be able to resolve the Grolier Limited pension issue in the next twelve months without Grolier Limited or the Company being required to make additional contributions to the Plan and without the Company incurring any additional material liabilities, although no assurance can now be made as to achieving this result or achieving it within this time frame.

The settlement and termination of the Plan is currently not the subject of any litigation, court proceeding or pending or threatened litigation by any party. The Company has been advised by UK legal counsel that the consensual resolution of the uncertainties in relation to the Plan benefit structure, and the wind-down of the Plan is likely to require the approval of the English High Court, which is generally provided in circumstances where there is an agreement with the independent trustees of a pension plan and affirmative opinions of counsel.

Accordingly, the Company is now of the view that no material additional liability should be incurred in connection with the resolution of the issue in relation to the Plan and is updating its disclosure accordingly. The Company will also continue to review its disclosure on a quarterly basis and make any changes thereto that become relevant pending final resolution.

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As requested by your letter, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company's filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call me at 212-343-4483.

Very truly yours,
SCHOLASTIC CORPORATION
By:/s/ Maureen O'Connell
Maureen O'Connell
Chief Financial Officer

CC:	Andrew S. Hedden General Counsel - Scholastic Corporation